September 19, 2016

Via EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention:    Lyn Shenk
Branch Chief
Office of Transportation and Leisure

Re:    Universal Corporation
Form 10-K for the Fiscal Year Ended March 31, 2016
Filed May 27, 2016
File Number 001-00652

Dear Mr. Shenk,
In follow-up to a telephone conversation our Vice President and Controller, Robert Peebles, had with Doug Jones on September 19, 2016 on behalf of Universal Corporation (the “Company”), I am writing to formally request an extension to respond to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission’s comment letter dated September 6, 2016, regarding the Staff’s comments to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016.
We respectfully request an extension to respond no later than September 30, 2016.
Please direct any further questions or comments you may have regarding this request to the undersigned at (804) 254-1313.

Sincerely,
/s/ David C. Moore
David C. Moore
Senior Vice President and Chief Financial Officer

cc: Robert M. Peebles, Vice President and Controller
Preston D. Wigner, Vice President,General Counsel and Secretary